UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

SINOCOM PHARMACEUTICAL, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	000-53213	26-1188540
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

Room 3, 21/F, Far East Consortium Building 121 Des Voeux Road Central, Hong Kong (Address of principal executive offices)

011-852- 2159-7863 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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SINOCOM PHARMACEUTICAL, INC.

Room 3, 21/F, Far East Consortium Building

121 Des Voeux Road

Central, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Sinocom Pharmaceutical, Inc., a Nevada corporation (the "Company") (fka “Tiger Acquisitions, Inc.”) as a result of the completion of a share exchange transaction pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and between the Company; Rolling Rhine Holdings, Ltd., (“Rolling Rhine”), a corporation incorporated under the laws of the British Virgin Islands; and the shareholders of Rolling Rhine (the “Shareholders”).

This Information Statement is being mailed on or before March 3, 2009, to all persons who are holders of record of the Company's common stock as of March 1, 2009.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On February 20, 2009, as reported on the Form 8-K filed with the Securities and Exchange Commission on February 20, 2009 which is hereby incorporated by reference, pursuant to the terms of the Exchange Agreement, the Shareholders agreed to transfer a total of 300,000 shares of Rolling Rhine, representing all of the issued and outstanding shares of common stock in Rolling Rhine, to the Company in exchange for the issuance of an aggregate of 67,131,660 shares of the Company’s common stock to the Shareholders, thereby causing Rolling Rhine and its wholly-owned subsidiaries, China Zhongxi Yao Group Limited, a Hong Kong corporation (“China Zhongxi”), and Anqing Zhongxi Yao, Ltd.. (“Anqing Zhongxi”), a corporation organized under the laws of the Peoples Republic of China (“PRC”), to become wholly-owned subsidiaries of the Company (the “Share Exchange”).

Upon the closing of the Share Exchange on February 20, 2009, the Shareholders of Rolling Rhine delivered 300,000 shares of common stock of Rolling Rhine, representing all of its issued and outstanding common stock, to the Company in exchange for 67,131,660 shares of common stock of the Company. Following completion of the Share Exchange, the Company has a total of 71,416,660 shares issued and outstanding, and Rolling Rhine, and its subsidiaries, China Zhongxi and Anqing Zhongxi, are wholly-owned subsidiaries of the Company.

Prior to closing of the Share Exchange, the Company had a total of 4,285,000 shares of its common stock issued and outstanding.  Pursuant to the terms of the Exchange Agreement, at closing, the Shareholders received an aggregate of 67,131,660 shares of the Company’s common stock, or approximately 223.77 shares of the Company’s common stock in exchange for each issued and outstanding share of common stock of Rolling Rhine.  As a result, following closing of the Share Exchange, the Company has a total of 71,416,660 issued and outstanding shares, of which 67,131,660 shares, or 94%, are owned by the Shareholders.

In conjunction with the closing of the Share Exchange Chi Kwong WAN was appointed as a director of the Company to serve with Jay Lutsky, who was previously the sole director.  In addition, all of the former officers of the Company resigned and the following persons were appointed as officers of the Company: XueXiang AI as Chief Executive Officer, Tuck Wing PANG as Chief Financial Officer of the Company.  In addition to the foregoing changes to the management of the Company, the nominees listed below will be appointed to the Board of Directors of the Company, and Mr. Lutsky will resign as a director of the Company on or about March 13, 2009, which is 10 days after the date of mailing of this Information Statement to the shareholders of record of the Company.

As a result of the Share Exchange described herein, Rolling Rhine and its wholly-owned subsidiaries, China Zhongxi and Anqing Zhongxi, became wholly-owned subsidiaries of the Company. Rolling Rhine was incorporated in December, 2007, under the laws of the British Virgin Islands as a holding company, for the purposes of owning 100% of the capital stock of China Zhongxi. In December, 2007, Rolling Rhine formed China Zhongxi under the laws of Hong Kong for the purpose of owing 100% of the capital stock of Anqing Zhongxi, a corporation formed in December, 1997, under the laws of the PRC. Anqing Zhongxi is a leading Traditional Chinese Medicine pharmaceutical company which acts as a wholesale distributor of pharmaceutical products and which grows and sells natural herbs. Through the closing of the Share Exchange, the Company succeeded to the business of Anqing Zhongxi as its sole line of business. Anqing Zhongxi is based in Anqing City, Anhui Province, PRC.

The Chart below depicts the corporate structure of the Registrant as of the date of this Schedule 14F-1.  The Company owns 100% of the capital stock of Rolling Rhine and has no other direct subsidiaries.  Rolling Rhine owns 100% of the capital stock of China Zhongxi and has no other direct subsidiaries. China Zhongxi owns 100% of the capital stock of Anqing Zhongxi and has no other subsidiaries.

Tiger Acquisitions, Inc. A Nevada Corporation

↓ 100%

Rolling Rhine Holdings, Ltd. A British Virgin Islands Corporation

↓ 100%

China Zhongxi Yao Group Limited A Hong Kong Corporation

↓ 100%

Anqing Zhongxi Yao, Ltd, A PRC Corporation

VOTING SECURITIES OF THE COMPANY

As of February 20, 2008, the Company had 71,416,660 shares issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that has issued and outstanding is the common stock. As a result of the closing of the Share Exchange the Shareholders became the owners of approximately 94% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a director or executive officer. The executive officers are elected annually by the Board of Directors. The directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Chi Kwong WAN	48	Chairman of Board of Directors
XueXiang AI	47	Chief Executive Officer
Tuck Wing PANG	43	Chief Financial Officer
Jay Lutsky	65	Director

Biographical Information

Mr. Chi Kwong Wan is currently the Chairman of the Board of Directors.  Mr. Wan has been affiliated with Anqing Zhongxi since 2003. From 2003 to 2005 he was a business advisor to the company, and in 2005, following a change in the law of the PRC to permit foreign ownership of pharmaceutical companies, he acquired all of the equity ownership of Anqing Zhongxi. From 1995 to 2003, he was the general manager of China C&C Holdings Limited and was responsible for the management of chemical material import and export activities in the PRC.  From 1993 to 1994, he worked with Hingsky Investment Co., Ltd as a manager and was responsible for the purchase and sales of chemical materials.

Mr. XueXiang Ai is currently the Chief Executive Officer of the Company. He joined Anqing Pharmaceutical in 2001 and has served as its the President and General Manager responsible for overall management and operations. From 2000 to 2001 he was a manager of Anqing Medical Co, Ltd., where he was responsible for marketing and sales.  From 1992 to 1998, he worked with Zhengxing Pharmaceutical Department of Anqing City Biochemistry Pharmaceutical as the manager in respect of marketing and sales activities.  From 1985 to 1991, Mr Ai worked with Shihua Xiangming Construction Material Co as a product purchaser.

Mr. Tuck Wing Pang is currently the Chief Financial Officer of the Company. Mr. Pang is responsible for corporate governance and corporate communications with external parties and regulatory bodies with regarding to the group’s financial matters.  Prior to joining the Company, Mr. Pang was the key finance personnel for several leading companies in Singapore like RGM Entertainment, Savi Technology Asia, and Asia Food & Properties.  From 2002 to 2004 he was President and Chief Financial Officer of WinEdge & Wireless Pte Ltd.  He is Fellow Certified Public Accountant of Singapore and a member of

Mensa, Mr Pang graduated from the National University of Singapore, with a Masters in Business Administration (UK).

Jay Lutsky is currently a director of the Company.  Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm that is a sole proprietorship, while managing his personal investment portfolio.  Currently he serves as President of Table Mesa Acquisitions, Inc.  He is listed in "Who's Who in Finance and Industry."  He earned a Bachelor of Science degree in 1967 from Kent State University.

Family Relationships

There is no family relationship between any of our directors or executive officers.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the name and age of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the Share Exchange described herein:

Name	Age	Position Held and Tenure
Tuck Wing PANG	43	Nominee to become Director
XueXiang AI	47	Nominee to become Director

The directors named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Mr. Tuck Wing Pang is currently the Chief Financial Officer of the Company. Mr. Pang is responsible for corporate governance and corporate communications with external parties and regulatory bodies with regarding to the group’s financial matters.  Prior to joining the Company, Mr. Pang was the key finance personnel for several leading companies in Singapore like RGM Entertainment, Savi Technology Asia, and Asia Food & Properties.  From 2002 to 2004 he was President and Chief Financial Officer of WinEdge & Wireless Pte Ltd.  He is Fellow Certified Public Accountant of Singapore and a member of Mensa, Mr Pang graduated from the National University of Singapore, with a Masters in Business Administration (UK).

Mr. XueXiang Ai is currently the Chief Executive Officer of the Company. He joined Anqing

Pharmaceutical in 2001 and has served as its the President and General Manager responsible for overall management and operations. From 2000 to 2001 he was a manager of Anqing Medical Co, Ltd., where he was responsible for marketing and sales.  From 1992 to 1998, he worked with Zhengxing Pharmaceutical Department of Anqing City Biochemistry Pharmaceutical as the manager in respect of marketing and sales activities.  From 1985 to 1991, Mr Ai worked with Shihua Xiangming Construction Material Co as a product purchaser.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

As of the date of the mailing of this Schedule 14F-1, the Company’s Board does not have any established committees; all such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have an Audit Committee.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Nominating Committee; all such applicable functions are performed by the Board of Directors as a whole.

Compensation Committee

As of the date of the mailing of this Schedule 14F-1, the Company does not have a Compensation Committee; all such applicable functions are performed by the Board of Directors as a whole.

Board and Committee Meetings; Attendance at 2008 Annual Meeting

During the fiscal year of 2008, the Board did not meet.  The Company did not hold an annual meeting in 2008.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board of Directors.  However, stockholders can send communications to the Board of Directors through the Company office. The Company’s office address and phone number are: Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong; 011-852- 2159-7863.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission.  Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.  Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 20, 2008, certain information with respect to the common stock beneficially owned by (i) each director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of class
Common	Mr. Chi Kwong WAN (1) Room 3, 21/F., Far East Consortium Building,121 Des Voeux Road Central, HK	34,237,146	47.94%
Common	Eastern Wealthy International Invest Limited (2) Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands	8,055,799	11.28%
Common	Always Host International Development Limited (3) Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands	4,027,899	5.64%
Common	Siang Meng TAN Room 3, 21/F., Far East Consortium Building,121 Des Voeux Road Central, HK	4,699,217	6.58%
Common	Wei Seng KONG Room 3, 21/F., Far East Consortium Building,121 Des Voeux Road Central, HK	4,699,217	6.58%

Common	Choon Giok LOW Apt Blk 516, Jurong West Street 52 #03-79, Singapore, 640516	4,699,217	6.58%
Common	XueXiang AI (1) Block 1, Room 502, Zhuang Yuan Fu Street, Ying Jiang District, Anqing City, Anhui Province. PRC.	8,055,799 (4)	11.28%
Common	Tuck Wing PANG (1) 334 Kang Ching Road, #08-250 Singapore 610334	0	0
Common	All Directors and Executive Officers as a Group ( 3 in number)	42,292,945	59.22%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

Eastern Wealthy International Invest Limited is owned by XueXiang AI.  Accordingly, he may be deemed to be the beneficial owner of the shares held in the name of Eastern Wealthy International Invest Limited.

(3)

Always Host International Development Limited is owned by Mr. XiaoGao XU and Mr. XianQian XU

(4)

Includes 8,055,799 shares held in the name of Eastern Wealthy International Invest Limited, of which Mr. Ai may be deemed to be the beneficial owner.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director received any remuneration or compensation from the Company for the fiscal years ended 2007 and 2008. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

There were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Chi Kwong WAN and Jay Lutsky are independent directors under these rules.  Furthermore, our Board of Directors has determined that the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the Share Exchange described herein, XueXiang AI and Tuck Wing PANG, will not be independent directors under these rules as they are also employed by the Company as its CEO and CFO, respectively.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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By Order of the Board of Directors,

/s/ Mr. Chi Kwong WAN
Mr. Chi Kwong WAN, Chairman

March 2, 2009